SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Material Change Report of Registrant as filed on SEDAR on June 15, 2010.

2.           Press Release of Registrant dated June 14, 2010 as filed on SEDAR on June 15, 2010.

3.           Asset Purchase Agreement dated as of May 12, 2010 between Registrant and Source Rework Program, Inc. as filed on SEDAR on June 15, 2010.

4.           5% Secured Promissory Note of Registrant dated June 11, 2010 as filed on SEDAR on June 15, 2010.

5.           Addendum dated as of May 12, 2010 to the Asset Purchase Agreement dated as of May 12, 2010 between Registrant and Source Rework Program, Inc. as filed on SEDAR on June 15, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 15, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ Sandra Hall
Name: Sandra Hall
Title: President

2

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (Formerly: Eugenic Corp.)  (the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

June 11, 2010

Item 3.	News Release

Press release issued by the Company on June 14, 2010 and disseminated in North America using a Canadian news wire service.

Item 4.	Summary of Material Change

On June 11 , 2010 the Company acquired from an arms length party a 10% working interest (7.5% net revenue interest) before payout and a 7.5% working interest (5.625% net revenue interest) after payout in approximately 2,629 gross acres of land in Zavala County, Texas for consideration of USD $200,000.

Item 5.	Full Description of Material Change

On June 11, 2010, the Company acquired from an arms length party a 10% working interest (7.5% net revenue interest) before payout and a 7.5% working interest (5.625% net revenue interest) after payout of production of the sum of $15,000,000 gross in approximately 2,629 gross acres of land in the Maverick Basin in Zavala County, Southwest Texas (the “Zavala County Interest”).

The Company paid two hundred thousand USD ($200,000) as consideration for the Zavala County Interest, satisfied by the payment of twenty five thousand ($25,000) in cash and a one hundred and seventy five thousand ($175,000) 5% secured promissory note on closing. The acquisition was closed in escrow pending receipt of Defensible Title to the Assets.

Under the terms of the 5% secured promissory note, the principal sum of one hundred thousand dollars ($100,000) is due on December 31, 2010, and the balance of principal of seventy-five thousand dollars ($75,000) together with any unpaid interest is due on June 30, 2011. The Company may, in its sole discretion, prepay any portion of the principal amount. The note is secured by the Zavala County Interest.

(

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Sandra Hall, President

Telephone:         416 364-4039
Facsimile:          416 364-8244

Item 9.	Date of Report

June 15, 2010

ITEM 2

EAGLEFORD ENERGY INC.

FOR IMMEDIATE RELEASE

Eagleford Energy Acquires interest in Zavala County, Texas

Toronto – June 14, 2010 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that it has acquired from an arms length party a 10% working interest (7.5% net revenue interest) before payout and a 7.5% working interest (5.625% net revenue interest) after payout of production of the sum of $15,000,000 gross (the “Interest”)  in a Mineral Lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Lease”). As consideration for the Interest the Company paid USD $200,000, satisfied by $25,000 paid in cash on closing and a $175,000 5% secured promissory note. The acquisition has closed in escrow pending receipt of Defensible Title to the Interest in the Matthews Lease.

The Matthews Lease

The Matthews Lease is located in Zavala County which is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies (USGS) north boundary of the Smackover-Austin-Eagle Ford total petroleum system.  Although the property comprises multiple prospective stacked formations, the two initial formations on the Company’s newly acquired Interest in the Matthews Lease targeted for production are light sweet crude oil from the Eagle Ford Shale and heavy oil from the San Miguel formation. The Eagle Ford Shale, which blankets the region, is located directly below the Austin Chalk formation at approximately 4,600 feet, and above the Edwards limestone formation.  The Matthews Lease is surrounded by Eagle Ford Shale acreage leased and drilled by Petrohawk Energy’s (NYSE: HK) 87,000 acre “Red Hawk” land block, and situated in the “oil window” section of the Eagle Ford Shale play.  Petrohawk Energy reported oil production rates of 350 BOPD on their recently completed initial well on Red Hawk and are in the process of drilling an additional well on the property. The San Miguel formation contains 5 stacked sands including A, B, C, D1 and D2 with estimated original oil in place of approximately 150 million barrels.

About Eagleford Energy Inc.

Eagleford Energy is a growth-oriented exploration and production company with a definitive focus on growing reserves, cash flow, and net asset value per share by drilling for oil and gas in Texas.  The company is actively pursuing leases in Zavala County and throughout the region with a primary objective of obtaining high-demand Eagle Ford Shale acreage for follow up exploration and production.

Eagleford Energy shares are traded on the Over the Counter Bulletin Board (OTCBB) under the symbol of "EFRDF". There are approximately 24.8 million shares issued and outstanding in the capital of the Company.

For more information please contact:
Financial Insights
Thad Morris
949-873-5550
email: EFRDF.Investors@gmail.com

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding impact from the shut-in of facilities, the applicability of royalty reductions, and impact on future funds flow.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

ITEM 3

ASSET PURCHASE AGREEMENT

dated as of May 12, 2010

Between

Eagleford Energy Inc.

and

Source Rework Program, Inc.

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of May 12, 2010 (the “Agreement”), between Eagleford Energy Inc., an Ontario, Canada corporation (“Buyer”) and Source Rework Program, Inc., a California corporation (the “Seller”).

WHEREAS, Seller has agreed to sell to Buyer and Buyer has agreed to purchase from Seller for two hundred thousand US dollars ($200,000 USD), 100% of Seller’s rights, title and interest in and to the properties described in Exhibit A hereto (collectively, the “Assets”)and Buyer has agreed to purchase the Assets from Seller; and

WHEREAS, the parties desire that Seller sell, assign, transfer, convey and deliver to Buyer, and that Buyer purchase and acquire from the Seller, all of the rights, title and interest of the Seller in and to the Assets, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

1.1          Purchase and Sale of the Assets.  Upon the terms and subject to the conditions of this Agreement, at the Closing, as such term is defined in this Agreement, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from the Seller, the entire rights, title and interest of Seller in, and to the Assets, including but not limited to the following:

(a)           All rights, title and interest of Seller in and to the oil, gas and/or mineral leases described on Exhibit A hereto (and any ratifications and/or amendments to such leases, whether or not such ratifications or amendments are described on Exhibit A);

(b)           Without limitation of the foregoing, all other rights, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) of Seller in and to the lands described on Exhibit A hereto or described in any of the leases described on Exhibit A (including, without limitation, interests in oil, gas and/or mineral leases, overriding royalties, production payments, net profits interests, fee mineral interests, fee royalty interests and other interests insofar as they cover such lands);

(c)           All rights, title and interest of Seller in and to, or otherwise derived from, (i) all oil, gas and/or mineral unitization, pooling, and/or communitization agreements, declarations and/or orders; (ii) to the extent the same create rights among the parties thereto to share in production from the contract areas covered thereby, operating and similar agreements; (iii) all other contracts and agreements of Seller relating to the Assets; and (iv) all amendments or modifications of the foregoing, which relate to the properties described in subsections (a) and (b) above;

(d)           All rights, title and interest of Seller in and to all presently existing and valid production sales contracts, operating agreements, rights of way, and other agreements and contracts which relate to any of the properties described in subsections (a), (b) and (c) above, to the extent, and only to the extent, such rights, titles and interests are attributable to the properties described in subsections (a), (b) and (c) above; and

(e)           All rights, title and interest of Seller in and to all materials, supplies, machinery, equipment, improvements and other personal property and fixtures (including, but not by way of limitation, all wells, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, and other equipment) located on the properties described in subsections (a), (b) and (c) above and used in connection with the exploration, development, operation or maintenance thereof.

1.2          Purchase Price.

(a)           The purchase price for the Assets (the “Purchase Price”), which shall be payable at Closing as hereinafter defined, shall be two hundred thousand US dollars ($200,000) payable as follows:

(i)           twenty-five thousand US dollars ($25,000 USD) in cash; and

(ii)          one hundred seventy-five thousand US dollars by way of Buyer’s Secured Promissory Note (the “Note”), in the form attached hereto as Exhibit B.

1.3          Secured Promissory Note.

(a)           Buyer’s Note in favor of Seller in the amount of one hundred seventy-five thousand US dollars shall be secured by the Assets until repaid in full and shall bear interest at the rate of 5% per annum.  $100,000 of the principal amount of the Note together with all accrued interest due on the Note shall be due and payable on December 31, 2010. $75,000 of the principal amount of the Note together with all accrued interest due on the Note shall be due and payable on June 30, 2011.

(b)           As security for the full and timely payment of the Note in accordance with the terms of the Note and the performance of the obligations of the Buyer under the Note and this Agreement, Buyer agrees that the Seller shall have, and the Buyer grants and conveys to and creates in favor of the Seller, a security interest under the Uniform Commercial Code in and to the Assets.  The security interest granted to the Seller in this Agreement shall be a first priority security interest, prior and superior to the rights of all third parties existing on the date of issuance of the Note. After the date of issuance of the Note and at all times while the Note remains outstanding, Buyer may not issue debt that contains equal or superior security interests in the Assets without the express written consent of the Seller.

(c)           Buyer shall cooperate with the Seller, at Buyer’s expense, in perfecting the Seller’s security interest in the Assets, including the execution of any financing statements.

(d)           Buyer represents that it shall defend the Assets against the claims and demands of all persons, firms and entities whomsoever. Assuming the Seller has taken all required action to perfect a security interest in the Assets as provided by the Uniform Commercial Code, the Buyer represents and warrants that the Seller will have, a first priority perfected security interest in the Assets, prior and superior to the rights of all third parties in the Assets existing on the date of the issuance of the Note or arising after the date of the issuance of the Note. Except as permitted by this Agreement, Buyer covenants and agrees that it shall not, without the prior written consent of the Seller, (i) grant or create or permit to attach or exist any mortgage, pledge, lien, charge or other encumbrance, or security interest on, of or in any of the Assets or any portion of the Assets except those in favor of the Seller or existing liens on the Assets which have been disclosed to the Buyer by the Seller in writing (“Permitted Liens”), (ii) permit any levy or attachment to be made against the Assets or any portion of the Assets, except those subject to the Permitted Liens, or (iii) permit any financing statements to be on file with respect to any of the Assets, except financing statements in favor of the Seller or those with respect to the Permitted Liens.  Buyer shall faithfully preserve and protect the Seller’s security interest in the Assets and shall, at its own cost and expense, cause, or assist the Seller to cause, that security interest to be perfected and continue perfected so long as the Note or any portion of the Note is outstanding or unpaid.  For purposes of the perfection of the Seller’s security interest in the Assets in accordance with the requirements of this Agreement, Buyer shall, from time to time at the request of the Seller, file or record, or cause to be filed or recorded, such instruments, documents and notices, including assignments, financing statements and continuation statements, as the Seller may reasonably deem necessary or advisable, from time to time, in order to perfect and continue perfected such security interest.  Buyer shall do all such other acts and things and shall execute and deliver all such other instruments and documents, including further security agreements, pledges, endorsements, assignments and notices, as the Seller in its discretion may reasonably deem necessary or advisable from time to time in order to perfect and preserve the priority of such security interest as a first lien security interest in the Assets prior to the rights of all third persons, firms and entities, subject to the Permitted Liens and except as may be otherwise provided in this Agreement.

(e)           If any one or more of the Events of Default, as such term is defined in the Note (including the passage of applicable cure periods provided for in the Note) shall occur or shall exist, the Seller may then or at any time thereafter, so long as such default shall continue, foreclose the lien or security interest in the Assets in any way permitted by law, or upon 30 days prior written notice to the Buyer, sell any or all of the Assets at private sale at any time or place in one or more sales, at such price or prices and upon such terms, either for cash or on credit, as the Seller, in its sole discretion, may elect, or sell any or all Assets at public auction, either for cash or on credit, as the Seller, in its sole discretion, may elect, and at any such sale, the Seller may bid for and become the purchaser of any or all of such Assets. Pending any such action the Seller may liquidate the Assets.

(f)           If any one or more of the Events of Default, as such term is defined in the Note (including the passage of applicable cure periods provided for in the Note) shall occur or shall exist, the Seller may then, or at any time thereafter, so long as such default shall continue, grant extensions to, or adjust claims of, or make compromises or settlements with, debtors, guarantors or any other parties with respect to the Assets or any securities, guarantees or insurance applying thereon, without notice to or the consent of Buyer, without affecting Buyer’s liability under this Agreement or the Note.  Buyer waives notice of acceptance, of nonpayment, protest or notice of protest of any accounts or chattel paper or any of its contract rights and any other notices to which the Buyer may be entitled.

(g)           If any one or more of the Events of Default, as such term is defined in the Note (including the passage of applicable cure periods provided for in the Note) shall occur or shall exist and be continuing, then in any such event, the Seller shall have such additional rights and remedies in respect of the Assets or any portion thereof as are provided by the Uniform Commercial Code and such other rights and remedies in respect thereof which it may have at law or in equity or under this Agreement.

(h)           The Seller shall apply the proceeds of any sale or liquidation of the Assets, first to the payment of the reasonable costs and expenses incurred by the Seller in connection with such sale or collection, including without limitation reasonable attorneys’ fees and legal expenses, second to the payment of the Note, whether on account of principal or interest or otherwise as the Seller, in its sole discretion, may elect, and then to pay the balance, if any, to the Buyer or as otherwise required by law.  If such proceeds are insufficient to pay the amounts required by law, it shall be liable for any deficiency.

1.4          Adjustments to Purchase Price.  Possession of the Assets shall be transferred from Seller to Buyer at the Closing. Seller shall be entitled to any amounts realized from and accruing to the Assets prior to the Closing Date, and shall be liable for the payment of all expenses attributable to the Assets prior to the Closing Date.  Buyer shall be entitled to any amounts realized from and accruing to the Assets and arising subsequent to the Closing Date, and shall be liable for the payment of all expenses attributable to the Assets subsequent to the Closing Date. Payments required to be made by Buyer or Seller hereunder shall be made promptly, as and when determined.

ARTICLE II
REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1          Representations, Warranties and Covenants of Seller.  Seller hereby represents, warrants and covenants to Buyer effective the date hereof and through and as of Closing, that:

(a)           Seller’s entry into this Agreement does not violate any agreement with, or rights of, any other party;

(b)           Seller shall honor and timely, properly and completely fulfill every obligation imposed upon it herein;

(c)           Seller holds any and all rights necessary to perform its obligations under this Agreement;

(d)           Seller knows of no pending litigation adversely affecting its rights in and/or to the Assets;

(e)           Seller is a California corporation duly organized, validly existing and in good standing under the laws of the State of California and is duly qualified to carry on its business in the jurisdictions where the Assets are located;

(f)           Seller has the corporate power and authority to enter into this Agreement and perform its obligations under this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated hereby, will not: (a) violate or conflict with any provision of the operating agreement or other organizational documents of Seller; (b) violate or conflict with any material agreement or instrument to which Seller is a party or by which Seller or any of the Assets are bound; (c) violate or conflict with any judgment, order, ruling, or decree applicable to Seller as a party in interest; (d) violate or conflict with any law, rule or regulation applicable to Seller; or (e) result in the creation or imposition of any lien, charge or other encumbrance upon the Assets that is not discharged at Closing;

(g)           The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered on behalf of Seller, and at Closing all documents and instruments required hereunder to be executed and delivered by Seller shall have been duly executed and delivered. This Agreement does, and such documents and instruments shall, constitute legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and the power of a court to deny enforcement of remedies generally based upon public policy;

(h)           Seller has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement;

(i)           Seller has defensible title to the Assets. As used herein, the term “Defensible Title” shall mean such right, title and interest that, except for permitted encumbrances (as disclosed in Exhibit A): (i) entitles Seller to receive, from its record title ownership in such Assets, not less than the interests set forth in Exhibit A with respect to all of the oil, gas, and hydrocarbon minerals produced, saved and marketed from each unit or well, as the case may be, drilled on the land underlying the Assets subsequent to Closing, without reduction, suspension or termination throughout the productive life of such Assets, except as expressly noted in Exhibit A; (ii) obligates Seller to bear no more than the percentage set forth in Exhibit A as the “Working Interest” or “WI” with respect to all of the costs and expenses relating to the operations on and the maintenance and development of each unit or well, as the case may be, drilled on the land underlying the Assets subsequent to Closing, without increase throughout the productive life of such Assets, except as expressly noted in Exhibit A; and (iii) is free and clear of all material liens, mortgages, pledges, claims, charges, options, calls on production, preferential purchase rights, requirements for consent to assignment which would apply to the transactions contemplated hereby and other encumbrances and title defects. As used herein, the term “Permitted Encumbrances” shall mean: (i) lessors’ royalties, overriding royalties, reversionary interests and similar burdens (including calls on production or the right of a lessor to take production in kind) affecting a leasehold interest if the net cumulative effect of such burdens does not operate to reduce the interest of Seller with respect to all oil and gas produced from any units or wells below the “Net Revenue Interest” or “NRI” set forth in Exhibit A for such units or wells; (ii) division orders and sales contracts terminable without penalty upon no more than 30 days’ notice to the Buyer of production; (iii) materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, tax, and other similar liens or charges arising in the ordinary course of business for obligations that are not yet due; and (iv) easements, rights-of-way, servitudes, permits, surface leases and other rights of third parties in respect of surface operations, to the extent same do not have a material adverse affect on any of the Assets and/or the use and enjoyment thereof.

(j)
(i)            there is no suit, action, investigation, hearing, or other proceeding pending or threatened against Seller or otherwise involving the Assets that could reasonably be expected to adversely affect any of the Assets, including, without limitation, Seller’s title thereto, the value thereof, operations thereon, or the marketing of production therefrom;

(ii)           there is no suit, action, investigation, hearing, or other proceeding pending or threatened against Seller that could reasonably be expected to adversely affect the ability of Seller to perform its obligations under this Agreement or that could reasonably be expected to prevent, delay or hinder the consummation of the transactions contemplated hereby; and

(iii)           Seller has not received any notice that it has been charged with any violation of, or threatened with a charge of a violation of, any Legal Requirement (as defined below), which violation might reasonably be expected to adversely affect any of the Assets, and no third party has been charged with any violation of any Legal Requirement which violation might reasonably be expected to materially adversely affect the Assets.

As used in this Agreement, “Legal Requirement” shall mean any law, statute, ordinance, decree, requirement, order, judgment, rule or regulation of, including the terms of any license, permit or authorization issued by, any Governmental Authority. For purposes of this Agreement, the term “Governmental Authority” shall include the United States, any state, county, city, tribal, political subdivision, agency, department, commission, board, bureau or instrumentality in which the Assets are located or which exercises jurisdiction over any of the Assets or the parties.

(k)           The documents and instruments creating or giving rise to the Assets and all agreements, contracts, easements, rights-of-way and other surface use rights, and all governmental and tribal licenses, permits, approvals and other authorizations necessary to own, maintain and operate the Assets in compliance with applicable laws and in the manner in which they have historically been owned, maintained and operated (all such documents and instruments being herein referred to as the “Basic Documents”) copies of which have been provided to Buyer, are in full force and effect and no breach or default exists thereunder, except where the breach or default would not have a material adverse effect upon the value of the Assets. The Basic Documents: (a) do not subject all or any portion of the Assets to any tax partnership or to any obligation requiring a partnership income tax return to be filed under the application of Subchapter K of Chapter 1 of Subtitle A of the Internal Revenue Code, or any similar state statute, and Seller has complied with all conditions necessary to maintain a valid election to be excluded from said Subchapter K; and (b) if assumed by Buyer at Closing, would not subject Buyer to any area of mutual interest, non-competition or similar provision restricting Buyer from independently conducting operations in any geographic area, except where such subjection to any tax partnership or restriction on Buyer’s independent operation would not have a material adverse effect upon the value of the Assets. Neither Seller nor any other party to the Basic Documents: (i) is in breach or default, or with the lapse of time or the giving of notice, or both, would be in breach or default, with respect to any of its obligations thereunder; or (ii) has given or threatened to give notice of any default under, has made or threatened inquiry into any possible default under, or begun or threatened action to alter, terminate, rescind or procure a judicial reformation of, any Basic Document or any provision thereof, except where such breach or default or judicial reformation would not have a material adverse effect upon the value of the Assets.

(l)           Seller has obtained all material permits, licenses and other authorizations required by any Governmental Authority to own and operate the Assets; all such authorizations are in full force and effect; and no material violations exist thereunder. No proceeding is pending or threatened relating to the challenging, revocation or limitation of any such permit, license or other authorization, except where such challenging, revocation or limitation would not have a material adverse effect on the value of the Assets.

(m)
(i)           the Assets do not violate any order or requirement of any Governmental Authority or any environmental laws, nor are there any agreements or contracts covering any of the Assets or conditions existing on or resulting from the operations of the Assets that may give rise to any on-site or off-site surface restoration or remedial obligations under any environmental laws or any such agreements or contracts, except where such violation or agreements or contracts would not have a material adverse effect on the value of the Assets;

(ii)           without limitation of clause (i) above, the Assets are not in violation of or subject to any existing, pending or threatened action, suit, investigation, inquiry or proceeding by or before any court, any applicable tribal authority or any other Governmental Authority, except where such violation or subjection would not have a material adverse effect on the value of the Assets;

(iii)           during the term of Seller’s ownership of the Assets (and prior thereto to the knowledge of Seller), all notices, permits, licenses or similar authorizations, if any, required to be obtained or filed in connection with the Assets, have been duly obtained or filed, and Seller is in compliance with the terms and conditions of all such notices, permits, licenses and similar authorizations, except where the failure to obtain or file or noncompliance would not have a material adverse effect on the value of the Assets; and

(iv)           during the term of Seller’s ownership of the Assets (and prior thereto to the knowledge of Seller), no hazardous substance or solid waste has been disposed of or otherwise released (including, without limitation, discharges or releases into pits) and there has been no threatened release of any hazardous substances or solid waste on, to or as a result of the Assets (including the land covered by the Assets or on which any of the Assets are situated) except in compliance with environmental laws, and there are no storage tanks or other containers on or under any of the Assets from which hazardous substances, petroleum products or other contaminants may be released into the surrounding environment, except where such disposal or release would not have a material adverse effect on the value of the Assets.

(n)           Seller has not failed to make available to Buyer any information or knowledge of any fact relating to the Assets or the transactions contemplated hereby which might reasonably be expected to affect the Assets materially and adversely. Seller has made and will continue to make available to Buyer all reports, documents and other materials of Seller related to the Assets, and the information contained therein is true and complete and has been prepared in accordance with standards generally accepted standards in the domestic petroleum industry.

(o)           Seller is acquiring the Note for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof.  Seller understands and acknowledges that the Note has not been registered under the Securities Act or any state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws, which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any third person with respect to the Note.

2.2          Representations, Warranties and Covenants of Buyer.          Buyer hereby represents, warrants and covenants to Seller, effective the date hereof and through and as of Closing, that:

(a)           Buyer’s entry into this Agreement does not violate any agreement with, or rights of, any other party;

(b)           Buyer shall honor and timely, properly and completely fulfill every obligation imposed upon it herein;

(c)           Buyer is a duly formed and validly existing corporation, and its signatory hereto has complete, lawful power to bind Buyer;

(d)           Buyer holds any and all rights necessary to perform its obligations under this Agreement;

(e)           Buyer has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement;

(f)           Buyer is a corporation duly organized, validly existing, and in good standing under the laws of Ontario, Canada;

(g)           Buyer has the corporate power and authority to enter into and perform this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Buyer, and the consummation of the transactions contemplated hereby, will not violate or conflict with: (i) any provision of the articles of incorporation, other organizational documents, or bylaws of Buyer; (ii) any material agreement or instrument to which Buyer is a party or by which Buyer is bound; (iii) any judgment, order, ruling, or decree applicable to Buyer as a party in interest; or (iv) any law, rule, or regulation applicable to Buyer;

(h)           The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered on behalf of Buyer, and at Closing all documents and instruments required hereunder to be executed and delivered by Buyer shall have been duly executed and delivered. This Agreement does, and such documents and instruments shall, constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and the power of a court to deny enforcement of remedies generally based upon public policy; and

(i)           There is no action, suit, proceeding, claim or, to Buyer’s knowledge, investigation pending or, to Buyer’s knowledge, threatened in writing against Buyer in any court or by or before any Governmental Authority or arbitration or mediation that would impair Buyer’s ability to consummate, or that would reasonably be expected to prevent, delay or hinder the consummation of the transactions contemplated hereby;

ARTICLE III
PRE-CLOSING OBLIGATIONS OF SELLER

3.1          Operations. From the date of this Agreement until termination or Closing (the “Interim Period”) except as otherwise provided herein or approved by Buyer, Seller shall comply with the following covenants:

(a)           Seller shall provide Buyer and Buyer’s Representatives for reasonable examination and copying all accounting, tax, title, geological, environmental, geophysical, legal and other information and reports relating to the Assets insofar as same are in the possession of Seller or hereafter acquired by Seller (including, but not limited to, information in Seller’s computer databases to the extent Seller has the right to do so), to the extent not otherwise restricted pursuant to the terms of this Agreement and, subject to the consent and cooperation of the operator or other third party, will use all commercially reasonable efforts to obtain, at Buyer’s expense, such additional information relating to the Assets as Buyer may reasonably request, to the extent in each case that Seller may do so without violating any obligation of confidence or other contractual commitments of Seller to a third party (and Seller shall use reasonable efforts to obtain waivers of any contractual commitments preventing such access).

(b)           Except as otherwise provided herein and unless specifically waived by Buyer in writing:

(i)           Seller shall maintain the Assets in a good and prudent manner and in substantially the same manner as such Assets have heretofore been maintained and shall make no material changes to any contracts involving the Assets, or execute new contracts involving the Assets, except as otherwise contemplated by this Agreement or approved in writing by Buyer;

(ii)           Seller shall maintain and keep the Assets in reasonably good condition and working order, ordinary wear and tear excepted, preserving the Assets in full force and effect, and shall fully and timely perform all covenants and conditions imposed upon Seller (and shall use reasonable efforts to cause all third party operators of the Assets to perform all covenants and conditions imposed on such operators) in respect of the Assets, including, but not limited to, any and all required payments;

(iii)          Seller shall promptly notify Buyer of any notice or threatened notice of which Seller becomes aware relating to any default, inquiry into any possible default, or action to alter, terminate, rescind or procure a judicial reformation of any Basic Document or any provision thereof; and

(iv)          Seller shall pay timely all costs and expenses incurred in connection with the Assets, except to the extent such costs and expenses are contested in good faith utilizing appropriate action.

(c)           Unless specifically waived by Buyer in writing, Seller shall not take any of the following actions:

(i)            voluntarily permit any material rights with respect to the Assets to expire, waive or release any material rights with respect to Assets;

(ii)           to the extent related to the Assets, make any material change in the character of its business and operations or otherwise conduct its business and operations other than in accordance with standard industry practice or Seller’s prior business practice;

(iii)          supplement, modify, or amend in any material respect any of the Basic Documents;

(iv)          commence any drilling, reworking or completing or similar operations on the Assets; or

(v)           encumber any of the Assets other than permitted encumbrances or acquire any additional interests in any of the Assets other than non-consent interests.

(d)          Seller shall give prompt written notice to Buyer of (i) any notice of default (or written allegation of default, whether disputed or denied by Seller) received or given by Seller prior to the Closing Date under any instrument or agreement relating to the Assets, or (ii) anything else that Seller is or becomes aware of that would make any representation or warranty of Seller untrue, incorrect, or misleading in any material respect.

(e)           Prior to the Closing, Seller shall use its commercially reasonable efforts to obtain all authorizations and consents from applicable third parties, if any, required of Seller to permit it to consummate the transaction contemplated by this Agreement.

3.2          Third Party Notices and Consents.

(a)           Seller shall obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and effect all registrations, filings and notices with or to Governmental Entities, as may be required for Seller to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

(b)           Seller shall obtain, at its expense, all such waivers, consents or approvals from third parties, including, where applicable, stockholder consents, and to give all such notices to third parties, as are required by this Agreement.

ARTICLE IV
PRE-CLOSING OBLIGATIONS OF BUYER

4.1          Buyer’s Confidentiality Obligation. Buyer agrees that information provided by Seller to Buyer and its affiliates and its or their lenders, and their respective officers, directors, employees, attorneys, accountants, engineers, agents, consultants, counsel and other representatives (collectively, “Buyer’s Representatives”) in connection with this Agreement: (a) will be used only by Buyer and Buyer’s Representatives, and only for Buyer’s investigation of the Assets; (b) will be held in strict confidence; (c) will not be used for any commercial purpose other than what is contemplated hereunder; and (d) will not, except as permitted hereunder, be provided to any third party. Buyer shall use at least the same degree of care that Buyer uses in protecting its own proprietary materials of a like kind. The foregoing obligation on Buyer shall terminate on the earlier to occur of: (v) on the second anniversary of the Closing Date; (w) at the time of disclosure, if the information is in the public domain or hereinafter enters the public domain but not as a result of an unauthorized disclosure made directly or indirectly by Buyer; (x) at the time of disclosure, if the information is or was available to Buyer from a source other than Seller, provided that such source was not known by Buyer to be bound by a confidentiality obligation to Seller; (y) the date on which Buyer, in its good faith opinion, is required by law or applicable stock exchange regulation to disclose the information or data in question; or (z) on the date on which the information is or was independently acquired or developed by Buyer not in violation of its confidentiality obligations hereunder. Buyer shall reimburse, indemnify and hold Seller, its affiliates, their respective officers, directors, employees, attorneys, accountants, engineers, agents, consultants, counsel and other representatives harmless from any damage, loss or expense incurred as a result of the use of the confidential information provided in connection with this Agreement, unless such damage, loss or expense arises from the gross negligence of Seller, its affiliates, their respective officers, directors, employees, attorneys, accountants, engineers, agents, consultants, counsel and other representatives. Buyer’s obligations under this Section 4.1 shall survive Closing and shall continue for a period of two (2) years from the Closing Date. The parties acknowledge that the confidentiality provisions of this Agreement shall not apply to any disclosure required of, or reporting requirement applicable to, Buyer under the Securities and Exchange Act of 1934 or any other statutory reporting requirements of any Governmental Authority.

4.2          Third Party Notices and Consents.

(a)           Buyer shall obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and effect all registrations, filings and notices with or to Governmental Entities, as may be required for Buyer to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

(b)           Buyer shall obtain, at its expense, all such waivers, consents or approvals from third parties, including, where applicable, stockholder consents, and to give all such notices to third parties, as are required by this Agreement.

ARTICLE V
SELLER’S CONDITIONS OF CLOSING

Seller’s obligation to consummate the transactions provided for herein is subject to the satisfaction or waiver on or before the Closing Date of the following conditions:

5.1          Representations and Warranties. The representations and warranties of Buyer contained in Section 2.2 shall be true and correct in all material respects on the date of Closing as though made on and as of that date.

5.2          Performance. Buyer shall have performed in all material respects the obligations, covenants and agreements required hereunder to be performed by it at or prior to the Closing.

5.3          Officer’s Certificate. Buyer shall have delivered to Seller a certificate of a corporate officer, dated the date of Closing, certifying on behalf of Buyer that the conditions set forth in Sections 5.1 and 5.2, above, have been fulfilled (the “Buyer’s Closing Certificate”).

ARTICLE VI
BUYER’S CONDITIONS TO CLOSING

Buyer’s obligation to consummate the transactions provided for herein is subject to the satisfaction or waiver on or before the Closing Date of the following conditions:

6.1          Representations and Warranties. The representations and warranties of Seller contained in Section 2.1 shall be true and correct in all material respects on the date of Closing as though made on and as of that date.

6.2          Performance. Seller shall have performed in all material respects the obligations, covenants and agreements required hereunder to be performed by it at or prior to the Closing.

6.3          Officer’s Certificate. Seller shall have delivered to Buyer a certificate of a corporate officer, dated the date of Closing, certifying on behalf of Seller that the conditions set forth in Sections 6.1 and 6.2, above, have been fulfilled (the “Seller’s Closing Certificate”).

6.4          Satisfactory Completion of Due Diligence.  Buyer shall have completed its due diligence on the Assets and based thereon determined to proceed with the Asset purchase transaction.

ARTICLE VII
CLOSING

7.1          Closing Date. The closing of the Transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, NY 10022, at the time and on the date specified by the parties, which shall be no later than two business days after the completion of due diligence to the satisfaction of Buyer, unless extended in writing by the mutual agreement of Seller and Buyer. Closing is subject to satisfaction of all conditions set forth in this Article VII and elsewhere in this Agreement.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

7.2          Deliveries by Seller at the Closing. At the Closing, the Seller shall deliver to Buyer the following:

(a)           such good and sufficient instruments of transfer as Buyer reasonably deems necessary and appropriate to vest in Buyer all right, title and interest in, to and under the Assets;

(b)           all necessary third party consents; and

(c)           the Seller’s Closing Certificate.

7.3          Deliveries by Buyer at the Closing.  At the Closing, Buyer shall deliver to the Seller the following:

(a)           all necessary third party consents;

(b)           the Buyer’s Closing Certificate;

(c)           the Purchase Price; and

(d)           all payments to be made under Section 1.4 hereof.

ARTICLE VIII
INDEMNIFICATION

8.1          Indemnification by Buyer.  Buyer shall indemnify Seller in respect of, and hold Seller harmless against, any and all damages incurred or suffered by Seller resulting from, relating to or constituting any misrepresentation, breach of warranty or failure to perform any covenant or agreement of Buyer contained in this Agreement.

8.2          Indemnification by Seller.  Seller shall indemnify Buyer in respect of, and hold Buyer harmless against, any and all damages incurred or suffered by Buyer resulting from, relating to or constituting any misrepresentation, breach of warranty or failure to perform any covenant or agreement of Seller contained in this Agreement.

ARTICLE IX
POST CLOSING OBLIGATIONS

9.1          Payment of Lease Preserving Invoices.  If at any time subsequent to Closing and prior to Buyer’s payment in full under the Note, Buyer is invoiced to drill a lease preserving well on the Assets, the failure of which to pay will effect Buyer’s ownership rights under such lease, and Buyer fails to make such payment, Seller shall have the right to pay such invoice and upon doing so shall be entitled to a return of the Assets. Under such circumstances, Buyer shall promptly assign, transfer, convey and deliver the Assets back to Seller. Upon Buyer doing so, Seller shall return the Note to Buyer for cancellation and neither party shall have any further obligations to the other under this Agreement or the Note.  Buyer shall provide to Seller a copy of any invoice to drill a lease preserving well on the Assets within three business days of receipt of the notice by Buyer. Additionally, Buyer shall provide to Seller written notification of Buyer’s intention to fund the invoice to drill a lease preserving well on the Assets within seven days of receipt of the notice by Buyer.

ARTICLE X
MISCELLANEOUS

10.1          Notices.  Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next business day, or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to Buyer, to:	With a required copy to:

Eagleford Energy Inc. 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1 Facsimile: 416.364.8244 Telephone: 416.364.4039 Email: shall@bellnet.ca	Gottbetter & Partners, LLP 488 Madison Avenue, 12th Floor New York, New York 10022 Attention: Scott Rapfogel Facsimile: 212.400.6901 Telephone: 212.400.6900 Email: ser@gottbetter.com

If to Seller, to:	With a required copy to:

Source Rework Program, Inc. c/o Eric Johnson P.O. Box 100-164 Sunset Beach, CA 90742 Telephone: 714.658.0984 Email: rivertonenergy@gmail.com	Horowitz & Cron LP 4 Venture, Suite 390 Irvine, CA 92611 Attn: Lawrence M. Cron Facsimile: 949.453.8774 Telephone: 949.450.4942 Email: lcron@hclaw.biz

10.2         Buyer’s Right to Exclusivity.  During the period from the date hereof through June 30, 2010, Seller shall not, whether on a contingent basis or otherwise, solicit, entertain, commit or enter into an agreement with any third party for an acquisition of any right, title or interest in or to the Assets.

10.3         Amendments and Waivers.

(a)           Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)           No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)           To the maximum extent permitted by law, (i) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (ii) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.

10.4         Expenses.  Except as expressly provided for herein, each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby and thereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties.

10.5         Successors and Assigns.  This Agreement including the rights and obligations granted hereunder, may not be assigned or transferred by either party hereto or to or by any third party (including by court order, operation of law, merger, statute, regulation, ordinance or otherwise), without the prior written consent of the other party.

10.6         Governing Law.  This Agreement and Exhibits hereto shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the Province of Ontario or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Province of Ontario.

10.7          Consent to Jurisdiction.  Each party irrevocably submits to the exclusive jurisdiction of (a) the Province of Ontario and (b) any Court located in the Province of Ontario, for the purposes of any action arising out of this Agreement or any transaction contemplated by this Agreement.

10.8          Public Announcements.  Seller and Buyer agree that neither shall make any public announcements regarding this Agreement or the transaction being effected hereby without the written consent of the other party except to the extent public disclosure is required by law. In such event, to the extent practicable, notification to the other party shall precede the disclosure.

10.9          Counterparts. This Agreement may be executed in any number of counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. The parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures with original copies to follow by mail or courier service.

10.10        Entire Agreement. This Agreement and the documents, instruments and other agreements specifically referred to herein or delivered pursuant hereto set forth the entire understanding of the parties hereto with respect to the terms of Buyer’s purchase of the Assets. All Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

10.11        Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

10.12        Severability. Any provision of this Agreement which is invalid or unenforceable by a cost of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.13        Time of Essence.  Except if specifically noted, time is of the essence and all periods referring days shall be measured in calendar days. If the last day in the given period falls on a weekend or legal holiday, then the last day thereof shall be the next business day thereafter.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

EAGLEFORD ENERGY INC.

By:	/s/ Sandy Hall
Name: Sandra Hall
Title: President

SOURCE REWORK PROGRAM, INC.

By:	/s/ Eric Johnson
Name: Eric Johnson
Title: Chief Executive Officer

EXHIBIT A

LEASE:

That certain Oil and Gas Lease by and between the Matthews Mineral Account, Robert S. Matthews, Jr., Edward C. Matthews III, Charles D. Matthews, Individually and as Agents for the Matthews Mineral Account, as Lessors, and OGR Energy Corporation, as Lessee, dated the 1st day of April, 2008, notification of which is provided in that certain Memorandum of Oil and Gas Lease recorded in Volume 296, Page 299 of the Oil and Gas Records of Zavala County, Texas.

LANDS:

2629.42 acre tract of land, lying in Zavala County, Texas, being out of and a part of the Precilla Graham Survey No. 8, Abstract No. 753 and the Thomas C. Rife Survey No. 7, Abstract No. 769 and Survey No. 21 of the Maverick Slough Pasture Subdivision and being out of and a part of that same certain 3617.07 acre parent tract of land described in conveyance to Fisher Construction Co. Inc. and recorded in Volume 235, Pages 476 et seq. of the Deed Records of Zavala Co. Texas, said 2629.42 acre tract being more particularly described by metes and bounds as follows: (The courses, distances and areas shown herein and cited on the corresponding plat conform to the Texas Coordinate System, North American Datum 1927, Texas South Central Zone)

BEGINNING at a ¾" steel stake for the southeast corner of said 3617.07 acre parent tract and being the southeast corner of the herein described tract, from which a ¾" steel stake for the northeast corner of said 3617.07 acre parent tract, at a point on the southeast right-of-way line of U. S. Highway No. 57 bears N 02° 20' 06" at a distance of 21,790.40 feet;

THENCE: With the boundary line of the herein described tract and generally with occupied fence for the following four (4) calls:

1.)
S 89° 13' 59" W, at 4822.16 feet pass 3-way fence corner with fence to the left, at 5747.65 feet pass ¾" steel stake under fence, at 8183.21 feet pass ¾" steel stake under fence, continuing for a total distance of 8652.24 feet to a ¾" steel stake for the southeast corner of said 3617.07 acre parent tract and being the southwest corner of the herein described tract;

2.)	N 01 ° 07' 05" W, for a distance of 6379.47 feet to a ¾" steel stake for the lower northwest corner of the herein described tract;
3.)	N 56° 57' 01" E, for a distance of 3436.38 feet to a point on the westerly occupied fence of the herein described tract;
4.)	N 01 ° 02' 07" W, for a distance of 4303.26 feet to a point on fence at the ostensible lower northwest corner of the Thomas C. Rife, Survey No. 7, Abstract No. 769;

THENCE: With the northerly line of said Survey No. 7, Abstract No. 769 and being the northerly line of the herein described tract for the following three (3) calls:

1.)	N 88° 57' 53" E, for a distance of 1480.00 feet to a point for the ostensible reentrant corner of said Survey No. 7, Abstract No. 769 and being a reentrant corner of the herein described tract;
2.)	N 00° 59' 04", for a distance of 2940.00 feet to the ostensible upper northwest corner of said Survey No. 7, Abstract No. 769 and being a middle northwest corner of the herein described tract;
3.)	S 88° 34' 31" E, for a distance of 4700.04 feet to a point for the reentrant corner of the herein described tract;

THENCE: N 02 ° 20' 18" E, with the upper westerly line of the herein described tract for a distance of 6486.60 feet to a concrete Highway Department Monument for the upper northwest corner of this tract, at a point on the southeast right-of-way line of U. S. Highway No. 57 and being the beginning of a curve to the left, whose radius is 3894.72 feet;

THENCE: Northeasterly with said curve deflecting continuously and uniformly to the left, for an arc distance of 368.16 feet (chord = N 86° 59' 55" E, 368.03 feet), and continuing on arc to a ¾" steel stake, near 3-way fence corner for the northeast corner of said 3617.07 acre parent tract and being the northeast corner of the herein described tract;

THENCE: S 02 ° 20' 06" W, with the easterly line of this tract, with the ostensible westerly line of the Pedro Jose de Aguirre, Eleven League Land Grant, Abstract No. 2 and generally with occupied fence, at 2935.85 feet pass 1" iron Pipe at 3-way fence corner with fence northeasterly, at 6498.31 feet pass the ostensible northeast corner of said Survey No. 7, Abstract No. 769, at 14,370.96 feet pass 1 ¼" iron pipe at 3-way fence corner with fence northeasterly, at 14,935.25 feet pass the ostensible northeast corner of said Survey No. 8, Abstract No. 753, at 18,631.15 feet cross apparent buried gas pipeline, continuing for a total distance of 21,790.40 feet to the Place of Beginning and containing 2629.42 acres of land, more or less.

INTEREST OF SELLER BEING CONVEYED

A ten percent 10% working interest, based on a seventy-five percent (75%) net revenue interest, in and to the above described lease (the “Lease”) covering lands situated in Zavala County, Texas, being more particularly described above, together with a like interest in or to all improvements, easements, surface agreements, permits, rights of way, licenses, servitudes and other similar interests necessary or useful to or used in connection with the exploration, development or operation of the Lease or the lands. The interest being conveyed to Buyer by Seller is subject to that certain Assignment of Oil and Gas Lease effective March 18, 2009 between Seller and OGR Energy Corporation.

EXHIBIT B

Form of Buyer’s Promissory Note

ITEM 4

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).  THESE SECURITIES MAY ONLY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY OTHER APPLICABLE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.  HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.

5% SECURED PROMISSORY NOTE

EAGLEFORD ENERGY INC.

June 30, 2011

Original Issue Date: June 11, 2010	US$175,000

This 5% Secured Promissory Note (the “Note”) of Eagleford Energy Inc., an Ontario Canada corporation (the “Company”) is issued to Source Rework Program, Inc., a California corporation (together with its permitted successors and assigns, the “Holder”) in accordance with exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an Asset Purchase Agreement, dated as of May 12, 2010 (the “Asset Purchase Agreement”) between the Company and the Holder.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement.

Article I

Section 1.01            Principal and Interest.  (a) For value received, the Company hereby promises to pay to the order of the Holder, in lawful money of the United States of America and in immediately available funds the principal sum of one hundred thousand dollars ($100,000) on the earliest of (i) December 31, 2010, or (ii) an Event of Default (as defined in Section 3.01).

(b)             For value received, the Company hereby promises to pay to the order of the Holder, in lawful money of the United States of America and in immediately available funds the principal sum of seventy-five thousand dollars ($75,000) on the earliest of (i) June 30, 2011 (the “Maturity Date”), or (ii) an Event of Default (as defined in Section 3.01).

(c)             Except as otherwise provided for in Section 3.02 hereof, this Note shall bear interest from the date hereof on the outstanding principal balance at the rate of five percent (5%) per annum until paid in full.

1

On the Maturity Date, the entire unpaid principal amount and accrued but unpaid interest shall be paid to the Holder.

The Company may, in its sole discretion, prepay any portion of the principal amount of this Note.

Section 1.02            Absolute Obligation/Ranking.  Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest due on this Note at the time, place, and rate, and in the coin or currency, herein prescribed.  This Note is a direct debt obligation of the Company.

Section 1.03            Different Denominations.  This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same.  No service charge will be made for such registration of transfer or exchange.

Section 1.04            Investment Representations. This Note has been issued subject to certain investment representations of the original Holder set forth in the Asset Purchase Agreement and may be transferred or exchanged only in compliance with the Asset Purchase Agreement and applicable securities laws and regulations.

Section 1.05            Reliance on Note Register.  Prior to due presentment to the Company for transfer of this Note, the Company and any agent of the Company may treat the person in whose name this Note is duly registered on the Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 1.06            No Waiver.  In addition to the rights and remedies given it by this Note, the Holder shall have all those rights and remedies allowed by applicable laws.  The rights and remedies of the Holder are cumulative and recourse to one or more right or remedy shall not constitute a waiver of the others.

Article II.

Section 2.01            Amendments.  The Note may not be amended without the consent of the Holder.  Notwithstanding the above, without the consent of the Holder, this Note may be amended to cure any ambiguity, defect or inconsistency or to make any change that does not adversely affect the rights of the Holder.

Article III.

Section 3.01            Events of Default.  Each of the following events shall constitute a default under this Note (each an “Event of Default”):

(a)            failure by the Company after notice to it by Holder to pay principal or interest due hereunder within ten (10) business days of the date such notice is received;

2

(b)            failure by the Company for ten (10) business days after notice to it to comply with any of its other agreements in this Note;

(c)            the Company shall:  (i) make a general assignment for the benefit of its creditors; (ii) apply for or consent to the appointment of a receiver, trustee, assignee, custodian, sequestrator, liquidator or similar official for itself or any of its assets and properties; (iii) commence a voluntary case for relief as a debtor under the United States Bankruptcy Code; (iv) file with or otherwise submit to any governmental authority any petition, answer or other document seeking:  (A) reorganization, (B) an arrangement with creditors or (C) to take advantage of any other present or future applicable law respecting bankruptcy, reorganization, insolvency, readjustment of debts, relief of debtors, dissolution or liquidation; (v) file or otherwise submit any answer or other document admitting or failing to contest the material allegations of a petition or other document filed or otherwise submitted against it in any proceeding under any such applicable law, or (vi) be adjudicated a bankrupt or insolvent by a court of competent jurisdiction;

(d)            any case, proceeding or other action shall be commenced against the Company for the purpose of effecting, or an order, judgment or decree shall be entered by any court of competent jurisdiction approving (in whole or in part) anything specified in Section 3.01(c) hereof, or any receiver, trustee, assignee, custodian, sequestrator, liquidator or other official shall be appointed with respect to the Company, or shall be appointed to take or shall otherwise acquire possession or control of all or a substantial part of the assets and properties of the Company, and any of the foregoing shall continue unstayed and in effect for any period of sixty (60) days;

(e)            any breach by the Company of any of its representations or warranties under the Securities Purchase Agreement; or

(f)            any default, whether in whole or in part, shall occur in the due observance or performance of any obligations or other covenants, terms or provisions to be performed under this Note or the Asset Purchase Agreement which is not cured by the Company within ten (10) business days after receipt of written notice thereof.

Section 3.02            If any Event of Default occurs, the full principal amount of this Note, together with any other amounts owing in respect thereof, to the date of acceleration shall become, at the Holder’s election, immediately due and payable in cash. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a Note holder until such time, if any, as the full payment under this Section shall have been received by it.  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

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Article IV.

Section 4.01            Negative Covenants.  So long as this Note shall remain in effect and until any outstanding principal and all fees and all other expenses or amounts payable under this Note have been paid in full, unless the Holder shall otherwise consent in writing, the Company shall not:

(a)             Liens.  Create, incur, assume or permit to exist any lien on the Assets, except for Permitted Liens, as such terms are defined in the Asset Purchase Agreement.

(b)             Dividends and Distributions.  In the case of the Company, declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose.

(c)	Limitation on Certain Payments and Prepayments.

(i)	Pay in cash any amount in respect of any indebtedness or preferred stock that may at the obligor’s option be paid in kind or in other securities;

(ii)	Optionally prepay, repurchase or redeem or otherwise defease or segregate funds with respect to any indebtedness of the Company, other than for senior indebtedness or, indebtedness under this Note.

Article V.

Section 5.01            Security.  The Note shall be secured as provided in the Asset Purchase Agreement.

Article VI.

Section 6.01            Notice.  Notices regarding this Note shall be sent to the parties at the following addresses, unless a party notifies the other parties, in writing, of a change of address:
If to the Company, to:	Eagleford Energy, Inc. 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1 Attention: Sandra Hall Telephone: (416) 364-4039 Facsimile: (416) 364-8244

With a copy to:	Gottbetter & Partners, LLP 488 Madison Avenue, 12th Floor New York, New York 10022 Attention: Scott Rapfogel, Esq. Telephone: (212) 400-6900 Facsimile: (212) 400-6901

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If to the Holder:	Source Rework Program, Inc. P.O. Box 100-164 Sunset Beach, CA 90742 Attention: Eric Johnson Telephone: 714.658.0984

Section 6.02            Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the Province of Ontario, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the courts sitting in the Province of Ontario (the “Ontario Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Ontario Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Ontario Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.  If either party shall commence an action or proceeding to enforce any provisions of this Note, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

Section 6.03            Severability.  The invalidity of any of the provisions of this Note shall not invalidate or otherwise affect any of the other provisions of this Note, which shall remain in full force and effect.

Section 6.04            Entire Agreement and Amendments.  This Note, together with the Asset Purchase Agreement, represents the entire agreement between the parties hereto with respect to the subject matter hereof and there are no representations, warranties or commitments, except as set forth herein.  This Note may be amended only by an instrument in writing executed by the parties hereto.
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, with the intent to be legally bound hereby, the Company has executed this Note as of the date first written above.

EAGLEFORD ENERGY INC.

By:	/s/ Sandra Hall
Name:	Sandra Hall
Title:	President

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ITEM 5

ADDENDUM TO ASSET PURCHASE AGREEMENT
DATED AS OF MAY 12, 2010 (THE “ASSET PURCHASE AGREEMENT”)
BETWEEN SOURCE REWORK PROGRAM, INC. AND EAGLEFORD ENERGY INC.

This Addendum is made and entered into as of the 12th day of May 2010.  Unless otherwise defined herein, capitalized terms used in this Addendum shall have the meaning given to them in the Asset Purchase Agreement.

NOW, THEREFORE, in consideration of the respective covenants contained herein and intending to be legally bound hereby, the Parties hereto agree as follows:

1.           Section 1.5 is added to the Agreement to read as follows:

“1.5  Title Opinion.  Seller shall use its best efforts to provide Buyer with a title opinion on the Assets on or before June 30, 2010. If Seller is unable to provide a title opinion to Buyer by June 30, 2010, Buyer may, at its option, provide written notice thereof to Seller (the “Notice”), extending the date by which Seller may provide a title opinion for up to an additional 30 days from the date of the Notice. The June 30, 2010 date or such later date as set forth in the Notice shall hereafter be referred to as the Title Date. If Seller is unable to provide a title opinion on or before the Title Date, or if it provides such an opinion and the opinion is unable to substantiate Seller’s Defensible Title to the Assets, Buyer may, at its opinion, rescind this Agreement by providing written notice thereof to Seller within five (5) business days of the Title Date (the “Notice Date”). In such event, Buyer shall promptly return the Purchase Price to Seller which will involve the return of $25,000 in cash and the original Note, which shall be cancelled upon receipt. Upon any such Note cancellation, Buyer shall have no obligation to Seller thereunder. To insure prompt return or release of the Purchase Price, Seller agrees to have the cash payment and Note delivered in escrow with Buyer’s counsel, Gottbetter & Partners, LLP, at Closing, and for such cash and Note to remain in escrow until the earlier of (i) the Notice Date; (ii) such time that the title opinion establishing Seller’s Defensible Title is received; or (iii) such time that the title opinion condition is waived by Buyer. Notwithstanding the foregoing, Buyer and Seller may mutually agree in writing to further extend the Title Date.”

2.           All of the other terms of the Asset Purchase Agreement continue with full force and effect.

3.           This Addendum may be executed by facsimile in any number of counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, this Addendum has been executed by the Parties on June 10, 2010:

EAGLEFORD ENERGY INC.

By:	/s/ Sadra Hall
Name:	Sandra Hall
Title:	President

SOURCE REWORK PROGRAM, INC.

By:	/s/ Eric Johnson
Name:	Eric Johnson
Title:	Chief Executive Officer

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